NewcelX Ltd.

Hohstrasse 1

8302 Kloten, Switzerland

May 14, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	NewcelX Ltd. (CIK 0001783036)
Registration Statement No. 333-295770 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

NewcelX Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on May 15, 2026, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, P.A., by calling Gary Emmanuel at 212.801.9200. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours,

NEWCELX LTD.

By:	/s/ Ronen Twito
Ronen Twito
Chief Executive Officer